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04003898

SECURI[...] MISSION
Washington, [...]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 2 2004

SEC FILE NUMBER
8-38114

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/03** (MM/DD/YY) AND ENDING **12/31/03** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tullett Liberty Brokerage Inc.**

[redacted]

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

80 Pine Street, 30th Floor
(No. and street)

New York (City) **NY** (State) **10005** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Holub **212-208-3873**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

Two World Financial Center (Address) **New York** (City) **NY** (State) **10281** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, William C. Holub, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to Tullett Liberty Brokerage Inc. and subsidiaries (the "Company"), for the year ended December 31, 2003 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/2004
Date

Chief Financial Officer
Title

Subscribed and Sworn to before me
on this 26 day of Feb 2004

Notary Public

TULLETT LIBERTY BROKERAGE INC.
AND SUBSIDIARIES

(S.E.C. I.D. No. 8-38114)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

SEC MAIL PROCESSING
RECEIVED
MAR - 2 2004
WASH. D.C. 158 SECTION

INDEPENDENT AUDITORS' REPORT

To the Director and Stockholder of
Tullett Liberty Brokerage Inc. and subsidiaries:

We have audited the accompanying consolidated statement of financial condition of Tullett Liberty Brokerage Inc. and subsidiaries (the "Company"), as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of Tullett Liberty Brokerage Inc. and subsidiaries at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2004

TULLETT LIBERTY BROKERAGE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$ 11,564,300
Short term investments	18,180,600
Receivables from brokers, dealers, financial institutions and clearing organizations	194,921,200
Receivable from affiliate	1,567,900
Due from affiliates	9,634,600
Investment in affiliates	13,945,200
Income taxes receivable	1,277,700
Other assets	447,800
TOTAL ASSETS	$ 251,539,300

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables to brokers, dealers, financial institutions and clearing organizations	$ 187,285,100
Accrued personnel costs	4,859,400
Accounts payable and accrued liabilities	768,000
Due to affiliates	1,007,100
Income taxes payable	162,100
Total liabilities	194,081,700
MINORITY INTEREST	8,136,600
STOCKHOLDER'S EQUITY	49,321,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 251,539,300

See notes to consolidated statement of financial condition.

TULLETT LIBERTY BROKERAGE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. ORGANIZATION

Tullett Liberty Brokerage Inc. ("TLBI") and Subsidiaries (together, the "Company"), is a registered broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

TLBI holds a 60.32% ownership position in Tullett Liberty Brokerage Limited ("TLBL" formerly known as Liberty Brokerage Limited), which in turn holds a 12% ownership position in Tullett Liberty (Number 2) Limited ("TL2"). TL2 is a United Kingdom holding company which owns interests in several affiliated foreign broker/dealers.

TLBL holds a 28.98% ownership position in Collins Stewart Tullett France SAS ("CSTF", formerly known as Tullett Liberty France SAS).

The Company is engaged primarily as a broker of United States and foreign government securities, global debt, corporate fixed income securities and repurchase agreements from its offices in New York and Paris.

The Company is a wholly-owned subsidiary of Tullett Liberty Investment Corp. ("TLIC"), which is a wholly-owned subsidiary of Tullett Liberty Limited ("Tullett" formerly known as Tullett plc), which is a wholly-owned subsidiary of Collins Stewart Tullett plc ("CST").

In March 2003 CST acquired all of the outstanding stock of Tullett for approximately 300 million British pounds. In connection with the transaction, TLIC reassessed its reporting units and the associated goodwill. Such goodwill was reallocated to CST and accordingly, the goodwill balance of $2,031,800 was recorded as an adjustment to retained earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Estimates - The preparation of consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statement and accompanying notes. Actual results could differ from those estimates.

Principles of consolidation - The consolidated statement of financial condition includes the accounts of Tullett Liberty Brokerage Inc. and its majority owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Securities transactions - Securities transactions are recorded on a trade date basis. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition.

Cash – Cash is held on deposit at two U.S. financial institutions.

Fair values of financial instruments – The carrying amounts of cash, short term investments, receivables from/payable to brokers, dealers, financial institutions and clearing organizations, due from/to affiliates, prepaid expenses, accrued personnel costs, and accounts payable and accrued liabilities reported in the consolidated statement of financial condition approximate their fair values.

Short term investments - Short term investments are recorded at cost plus accrued interest, which approximates fair value. Such investments have varying maturity dates within one year.

Investment in affiliates – TLBL accounts for its investment in TL2 at cost plus the accretion of the discount to face value of the preference shares using the interest rate method. Such accretion is directly credited to Paid in Capital. The asset value is reduced when a decline in value is other than temporary. TLBL's ownership in TL2 is in the form of preference shares, with eighteen years remaining to maturity, have a face amount of approximately $21,481,200 (translated balance of £12,000,000 face value), and accumulates dividends annually. As of December 31, 2003, the carrying value related to such investment is approximately $12,500,000 (translated balance of £6,994,700) and is recorded in investment in affiliates.

TLBI accounts for its investment in CSTF under the equity method and is currently carried at $1,424,000 and is included in investment in affiliates. During December 2003 the Company sold 248,000 shares of CSTF (approximately 58% of its interest) to an affiliate at €10 per share. The Company received cash proceeds of $3,187,400 which were in excess of book value by $1,342,300. Such excess cash received was recorded in additional paid in capital.

Income taxes - The Company is included in the consolidated U.S. Federal and combined state and local income tax returns of TLIC. For financial reporting purposes, the Company determines its income tax provision on a separate company basis in accordance with the informal tax sharing agreement with TLIC. Amounts due to or receivable from TLIC, with respect to current income taxes, are settled currently.

Foreign currency translation - All foreign denominated assets and liabilities are translated at current exchange rates. Gains and losses resulting from translation are reported separately as a component of stockholder's equity.

3. NEW ACCOUNTING PRONOUNCEMENT

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure*, which amended SFAS No. 123, *Accounting for Stock-Based Compensation*. SFAS No. 148 provides three alternative methods for a voluntary change to fair value accounting for stock-based compensation as permitted under SFAS No. 123.

The Company elected to adopt fair value accounting provisions for stock-based compensation provided by SFAS No. 123 prior to December 15, 2003. As a result, the company incurs an expense for the fair value of options granted to employees over the related vesting period.

Under the prospective method provided by SFAS No. 148, compensation cost recognized in 2003 is the same as that which would have been recognized under SFAS No. 123.

In early 2003, CST issued stock options to certain employees of the Company under the CST New Share Option Plan (the "Plan"). The Plan provides for the issuance to eligible employees of incentive and non-qualified stock options, which may expire 10 years from the date of grant, at a price not less than the fair market value on the date of the grant. For the year ended December 31, 2003, CST granted 100,000 options to employees of the Company.

4. SHORT TERM INVESTMENTS

Short term investments are comprised of the following:

U.S. treasury bills	$	6,964,200
Money market funds		11,216,400
	$	18,180,600

As of December 31, 2003, the Company's U.S. treasury bills were held at one major U.S. financial institution and on deposit to meet the collateral requirement of the Company's two U.S. clearing organizations. The remaining short term investments are held at one U.S. financial institution.

5. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS, FINANCIAL INSTITUTIONS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to brokers, dealers, financial institutions and clearing organizations are comprised of the following:

		Receivable		Payable
Commissions	$	5,709,300	$	-
Securities failed to deliver/receive		188,554,000		181,210,400
Clearing organizations		657,900		-
Other, including affiliates		-		6,074,600
	$	194,921,200	$	187,285,000

6. INCOME TAXES

Income taxes receivable includes deferred tax assets of $1,277,700. Deferred tax assets arise from temporary differences between financial statement and taxable income. These temporary differences include deferred compensation and the allowance for doubtful accounts. No valuation allowance has been established since, based upon available evidence, it appears more likely than not that the deferred tax assets will be realized.

The difference between the income tax provision and taxes computed using the statutory U.S. Federal income tax rate results from the effect of not providing taxes on permanently reinvested

earnings of TLBL, state, local and foreign taxes and certain business expenses, which are not fully deductible for tax purposes.

The Company's share of accumulated undistributed earnings of its 60.32% owned foreign subsidiary, TLBL, amounted to approximately $3.4 million at December 31, 2003. Those earnings are considered to be permanently reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits, if any) and withholding taxes (if any) payable to foreign tax jurisdictions. At current tax rates, additional federal income taxes of approximately $1,190,000 (not including the effect of foreign tax credits) would become due if such income were to be repatriated. Determination of the foreign tax credit available to offset such income is not practicable because of the complexities associated with this hypothetical calculation.

7. REGULATORY REQUIREMENTS

As a broker/dealer registered with the SEC and the NASD, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to $250,000. At December 31, 2003, the Company had net capital of approximately $27,958,200, which was approximately $27,708,200 in excess of the minimum net capital requirements. The Company is exempt from the provisions of SEC Rule 15c3-3 relating to the maintenance of customer reserve accounts and the possession or control of customer securities pursuant to paragraphs (k)(2)(i) and (k)(2)(ii), since the Company does not hold funds or securities of customers.

Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

8. EMPLOYEE BENEFIT PLANS

TLIC maintains a Retirement and Savings Plan (the "Plan") pursuant to Section 401(k) of the Internal Revenue Code for its wholly-owned U.S. operations. The Plan, a defined contribution plan covering all employees over the age of 21, is funded by contributions of its employees.

9. COMMITMENTS AND CONTINGENCIES

The Company has been named as defendant in various actions relating to its business. While the ultimate outcome of litigation involving the Company cannot be predicted with certainty, management, having reviewed these actions with its counsel, believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously.

In the opinion of the management of the Company and after consultation with counsel, the ultimate resolution of all such litigation should not have a material adverse effect on the consolidated financial statements of the Company.

10. MARKET AND CREDIT RISKS

The Company's brokerage activities include execution and clearance of U.S. Government and mortgage-backed securities. Substantially all transactions are executed on a riskless principal basis for undisclosed principals and settle within the prescribed time frames established under industry practices for these securities. Additionally, the Company has a policy of reviewing, on an ongoing basis, the credit standing of its counterparties, which are primarily large financial institutions.

The Company may be exposed to off-balance-sheet credit risk from transactions which do not settle through Government Securities Clearing Corporation ("GSCC") or Mortgage Backed Securities Clearing Corporation ("MBSCC"). GSCC and MBSCC help minimize the Company's credit risk exposure to its counterparties by maintaining margin requirements and minimum credit standards for all members. The Company may be exposed to off-balance-sheet credit risk from unsettled transactions including fails to deliver/receive. In the event a counterparty is unable to fulfill its purchase or sale transaction, the Company may be then obligated to purchase or sell at market value which may result in a loss if the amount is different from the contract amount of the transaction. The contractual amount of both unsettled purchase and sale transactions with settlement dates subsequent to December 31, 2003 was approximately $130,258,298,100. Settlement of the Company's open securities purchase and sale transactions is not expected to have a material effect on the Company's consolidated financial position.

11. RELATED PARTY TRANSACTIONS

Due from affiliates includes receivables from TLIC and Tullett Liberty (Securities) Limited ("TLSL") of $2,277,100, and $7,357,500, respectively. The receivable from TLIC represents interest bearing cash advances, which are payable on demand, net of allocated general and administrative expenses payable and income taxes payable pursuant to the informal tax sharing agreement with TLIC (see Note 2). The receivables from TLIC and TLSL have been subordinated to the claims of the general creditors of TLIC and TLSL, and bear interest at 1% over the prime rate.

Due to affiliates includes payables to Tullett, Tullett Liberty Securities Inc., and Tullett Liberty Inc. for $939,800, $41,500 and $25,800, respectively. The payables represents non-interest bearing cash advances which are payable on demand.

The Company clears securities transactions on behalf of an affiliated company. As of December 31, 2003 the Company had a net payable to this affiliate totaling $5,654,300, which is reflected in Other in "Payable to brokers, dealers, financial institutions, and clearing organizations" in the accompanying statement of financial condition (See Note 5).

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 26, 2004

Tullett Liberty Brokerage Inc.
80 Pine Street, 30th Floor
New York, New York 10005

In planning and performing our audit of the consolidated financial statements of Tullett Liberty Brokerage Inc. and subsidiaries (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 26, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP